Exhibit T3E-2

Rate Change Announcement

Update to BlockFi Interest Account (BIA) Rates

We continually set rates based on market dynamics for lending and borrowing. Our goal is to practice sound risk management and maintain earning opportunities for you with our BlockFi Interest Account (BIA).**

On April 1, 2022 we’re updating our rates and tiers on all Stablecoins, and updating our Tier 1 rates on Bitcoin, and Ethereum in the BlockFi Interest Account (BIA). DOGE, LTC UNI, PAXG, BAT, BCH, and ALGO rates and tiers will remain the same. Additionally, the introductory offers for Cardano, Solana, Polkadot, Avalanche, Cosmos, and Filecoin are unchanged.

All rates displayed on the BlockFi rates page [blockfi.com] are current; We’ll make the following adjustments starting April 1, 2022:

Stablecoin (including USDT) Updates

CURRENCY	NEW AMOUNT	NEW APY*	FORMER AMOUNT	FORMER APY*
Tier 1	Up to 20,000	7.25%	N/A	8.8%
Tier 2	>20,000 - 5 Million	6%	>20,000 - 10 Million	7%
Tier 3	>5 Million and above	4.5%	>10 Million and above	5.5%

Bitcoin Updates

CURRENCY	NEW AMOUNT	NEW APY*	FORMER AMOUNT	FORMER APY*
Tier 1	0 - 0.10 BTC	4%	N/A	4.5%

Ethereum Updates

CURRENCY	NEW AMOUNT	NEW APY*	FORMER AMOUNT	FORMER APY*
Tier 1	0 -1.5 ETH	4%	N/A	5%

Background on Rate Updates

We set rates for the BlockFi Interest Account (BIA) by balancing prudent risk management principles amid shifting market conditions. Rates on cryptoassets held in BIA are primarily driven by demand of institutional investors for borrowing these assets.

These adjustments are part of our ongoing mission to deliver high-quality, long-term service for you while expanding our innovative product offerings in a competitive and scalable way. Throughout our history, we have maintained rewarding crypto interest yields even as cryptoasset prices fluctuate dramatically. As our track record shows, rates may rise or fall, but BlockFi always remains committed to supporting your financial goals.

And if you have any additional questions about our rates, products, or services, please submit a support ticket here [help.blockfi.com] and we’ll be happy to help.

**

The BIAs have not been registered under the Securities Act of 1933 and, unless otherwise exempt from those registration requirements, may not be offered or sold in the United States, to U.S. persons, for the account or benefit of a U.S. person or in any jurisdiction in which such offer would be prohibited.

*

APYs reflect effective yield based on monthly compounding. Actual yield will vary based on account activity and compliance with BlockFi’s terms and conditions. Rates are largely dictated by market conditions, which are a key factor in BlockFi’s ability to provide our clients yield on their crypto assets. For more information, please see BlockFi’s Terms of Service [blockfi.com].

Disclaimer: Nothing contained in this announcement should be construed as a solicitation of an offer to buy or offer, or recommendation, to acquire or dispose of any security, commodity, investment or to engage in any other transaction. The information provided in this announcement is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to law or regulation. This announcement is not directed to any person in any jurisdiction where the publication or availability of the announcement is prohibited, by reason of that person’s nationality, residence or otherwise.

Neither BlockFi nor any of its affiliates or representatives provide legal, tax or accounting advice. You should consult your legal and/or tax advisors before making any financial decisions.

Digital currency is not legal tender, is not backed by the government, and crypto interest accounts are not subject to FDIC or SIPC protections.

BlockFi International Ltd. is licensed to conduct digital asset business by the Bermuda Monetary Authority.